SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                         Halo Technology Holdings, Inc.
             -------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.00001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    40637E106
                  ---------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 15, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  40637E106

NAME OF REPORTING PERSON

1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   4,474,155
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   - 4,474,155

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,474,155

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     IN


                               Page 2 of 12 pages

CUSIP No.:  40637E106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   4,474,155
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   -  4,474,155

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,474,155

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     CO


                               Page 3 of 12 pages

CUSIP No.:  40637E106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF              7     SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY           8     SHARED VOTING POWER   -   4,474,155
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH            10    SHARED DISPOSITIVE POWER   -   4,474,155

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,474,155

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%

14   TYPE OF REPORTING PERSON

     IA


                               Page 4 of 12 pages

                                EXPLANATORY NOTE

         This Amendment No. 2 (this "Statement") amends and restates in its entirety the Schedule 13D originally filed on January 18, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Original Schedule 13D") as amended by Amendment No. 1 thereto on Schedule 13D previously filed on January 18, 2007 ("Amendment No. 1"), to provide information as of May 15, 2007. Further, the Reporting Persons (as hereinafter defined) hereby note and correct the following errors contained in the Original Schedule 13D and Amendment No. 1:

         o The Original Schedule 13D incorrectly reported the number of shares of Common Stock (as hereinafter defined) beneficially owned by the Reporting Persons as of January 27, 2006 as 1,750,000. The correct number of shares beneficially owned should have been reported as 621,703. The percentage of beneficial ownership was also incorrectly reported as 31.2%. The correct percentage of beneficial ownership should have been reported as 9.99%.

         o Amendment No. 1 incorrectly reported the number of shares of Common Stock beneficially owned by the Reporting Persons (as hereinafter defined) as of October 12, 2006 as 7,000,002. The correct number of shares beneficially owned should have been reported as 3,347,431. The percentage of beneficial ownership was also incorrectly reported as 23.2%. The correct percentage of beneficial ownership should have been reported as 9.99%.

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.00001 per share (the "Common Stock"), of Halo Technology Holdings, Inc. (the "Issuer"), with its principal executive offices located at 200 Railroad Avenue, 3rd Floor, Greenwich CT 06830.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

         The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or

                               Page 5 of 12 pages
administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Fund, and the amount of funds totaled $2,750,000.

ITEM 4.  Purpose of Transaction.

         On January 27, 2006, the Fund entered into a Subscription Agreements (the "First Subscription Agreement") pursuant to which it purchased, for $1,250,000, a promissory note (the "First Note") in the original principal amount of $1,250,000, which was convertible into (i) 1,000,000 shares of Common Stock, and (ii) a warrant (the "First Warrant") to purchase 750,000 shares of Common Stock. In the First Subscription Agreement, the Issuer granted to the Fund certain registration rights with respect to the shares of Common Stock issuable upon conversion of the First Note and exercise of the First Warrant.

         On October 12, 2006, the Fund entered into a Subscription Agreement (the "Second Subscription Agreement") pursuant to which it purchased, for $1,500,000, a promissory note (the "Second Note") in the original principal amount of $1,500,000. Further, the Fund converted the First Note in full, and surrendered the 1,000,000 shares of Common stock issued upon conversion of the First Note (but retained the First Warrant) in exchange for a new promissory note in the original principal amount of $1,250,000 (together with the Second Note, the "New Notes"). The New Notes are convertible into Common Stock at any time at the option of the holder into 4,044,118 shares of Common Stock in the aggregate. The maturity date of the New Notes is 3 years after the date of issuance.

         Additionally, pursuant to the Second Subscription Agreement and in connection with the purchase of the Second Note, the Fund acquired a Warrant (the "Second Warrant") exercisable into 1,102,942 shares of Common Stock. The Second Warrant has a conversion price of $.80 per share (subject to certain anti-dilution adjustments) and is exercisable for a period of 5 years.

         Further, on October 12, 2006, the Fund entered into a Letter Agreement with the Issuer. In consideration for the Fund's entering into the Second Subscription Agreement and acting as lead investor, the Issuer issued to the Fund, in connection with the issuance of Second Note, an additional Warrant to acquire 1,102,942 shares of Common Stock (together with the Second Warrant, the "New Warrants"). Furthermore, the Issuer agreed that, for as long as the Fund is a holder of at least 25% of the New Notes or New Warrants purchased under the Subscription Agreement (or the shares of Common Stock issuable upon the conversion or exercise thereof), the Fund will have the right to nominate one director to the Issuer's board of directors. The Issuer shall recommend that its shareholders approve such nomination at any shareholders' meeting for the election of directors or in connection with any written consent of shareholders of the election of directors.

         The Issuer granted the Fund certain registration rights with respect to the shares of Common Stock issuable upon conversion of the New Notes and exercise of the New Warrants. The New Notes and New Warrants (and the First Warrant) described above provide that the number of shares that may be acquired by the Fund and its affiliates, together with any other shares held by the Fund and its affiliates, cannot exceed 9.99% of the total number of issued and outstanding shares of Common Stock.

         All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the

                               Page 6 of 12 pages

Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund directly beneficially owns 4,474,155 shares of Common Stock, representing 9.99% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 40,312,179 shares outstanding as of May 15, 2007, as reported in the Issuer's Form 10-QSB filed on May 21, 2007 for the quarter ended March 31, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the Note, the Warrant and the 4,474,155 shares of Common Stock reported herein.

         (c) Other than as set forth in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the sixty
(60) days prior to the event date.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4 above.

ITEM 7.  Material to be Filed as Exhibits.

         Exh. #   Description
         ------   -----------

         1        Joint Filing Agreement

         2        Form of Note first issued January 27, 2006 +

         3        Subscription Agreement first entered into January 27, 2006 +

         4        Form of Note first issued October 12, 2006*

         5        Form of Warrant first issued October 12, 2006*

         6        Subscription Agreement first entered into October 12, 2006*

                               Page 7 of 12 pages

         7        Letter Agreement between the Company and Vision dated October
                  12, 2006*

         + Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on February 2, 2006.

         * Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on October 13, 2006.




                               Page 8 of 12 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund






                               Page 9 of 12 pages

                                   SCHEDULE I

         The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

         Adam Benowitz (US Citizen)
         Managing Member
         Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
         New York, New York 10019

         Robert Arnott (British/Cayman Citizen)
         Box 31695
         One Breezy Pines
         Bel Air Drive, South Sound
         Grand Cayman KY1-1207
         Cayman Islands
         Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

         Peter Young (Cayman Citizen)
         27 Hospital Road, George Town
         Grand Cayman KY-1109
         Cayman Islands
         Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

         None.


                               Page 10 of 12 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1        Joint Filing Agreement

2        Form of Note first issued January 27, 2006 +

3        Subscription Agreement first entered into January 27, 2006 +

4        Form of Note first issued October 12, 2006*

5        Form of Warrant first issued October 12, 2006*

6        Subscription Agreement first entered into October 12, 2006*

7        Letter Agreement between the Company and Vision dated October 12, 2006*

+ Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on February 2, 2006.

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on October 13, 2006.


                               Page 11 of 12 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.00001 per share, of Halo Technology Holdings, Inc. is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: November 15, 2007


                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and as Portfolio Manager of
                                           the Fund




                               Page 12 of 12 pages